Golenbock Eiseman Assor Bell & Peskoe, LLP
437 Madison Avenue - 40th Floor
New York, New York 10022
Telephone - 212-907-7349
Fax - 212-754-0330

August 27, 2008

Via EDGAR
United States Securities and Exchange Commission
Mail Stop #3561
100 F. Street, NE
Washington, DC 20549

Attention:	Jay Williamson, Esq.
Ethan Horowitz

Re:	Green China Resources, Inc.
Registration Statement on Form S-4
File No. 333-151842
Filed June 23, 2008

Dear Sirs:

We have filed with this letter Amendment No. 1 to the Registration Statement on Form S-4 of Green China Resources, Inc., a British Virgin Islands company, which reflects the responses to the Staff comments made on the original filing of the Registration Statement, by letter dated July 23, 2008. If you have any questions, please do not hesitate to call me at the numbers listed above.

Please let me know if you require any paper or courtesy copies of the Registration Statement. We have provided an electronic, redline filing of the Registration Statement. Please note that the Annexes and attached proxy card have not been redlined.

We respectfully request that the Staff review this filing on an expedited basis, to permit Shine Media Acquisition Corp. to provide its stockholders with the opportunity to vote on whether they approve the contemplated business combination.

General

1. Several of our comments below refer generically to "the company." Unless the context of the comment indicates otherwise1 a reference to the company refers to Shine Media Resources, Inc. ("Shine Media") and Green China Resources, Inc. ("Green China Resources") collectively.

No response is indicated as being necessary.

S-4 Comments

General

2. In reviewing the company's registration fee table, prospectus cover and disclosures contained elsewhere, it was not entirely clear which transaction(s) the company was including in its exchange offer. Please revise your disclosure to clarify.

The exchange offer has been eliminated, as the preferred stockholders, have agreed to participate in the purchase transaction on a private placement basis. The company is in the process of obtaining the necessary consents. Therefore, the registration statement has been revised accordingly.

3. It appears that the company is attempting to register shares and notes being issued to China Greenscape Co. Ltd.'s ("China Greenscape") Class A and C preferred shareholders despite the fact that the target's common shareholders have already voted to approve the agreement. Please advise us of any communications between the company and the target's Class A and C shareholders with respect to this offering and clarify how the company concluded that no investment decision had been made by these classes of shareholders.

See response to comment 2.

4. Also, in reviewing Exhibit B Terms of the Proposed Exchange Offer to your Stock Purchase Agreement, it was unclear to us that the offer was conditioned upon shareholder approval. Please advise us of how the company plans to conduct this offering consistent with its articles of incorporation and Form S-1.

See response to comment 2.

5. As the Class A and C preferred shares may continue beyond the consummation of the transaction, please revise in all appropriate sections, to briefly describe their rights. In addition, please clarify the limitations having these classes outstanding post-merger may have on the issuer - including, if applicable, voting limitations, dividends, and rights to earnings etc.

See response to comment 2.

6. Please revise to clarify whether the company intends to be, or become, a foreign private issuer after completing the transaction. If so, revise to address the different reporting obligations associated with such a change in status. In this respect we believe disclosure beyond that contained on page 36 of the risk factors is warranted.

The prospectus has been revised to indicate that the company intends to become a foreign private issuer and has revised the risk factors on page 32 and added disclosure about the change in reporting status on page 91.

7. Please advise us why you have not included an indenture in connection with the promissory notes being registered. See Item 21 of Form S-4 and Item 601 (b) (4) of Regulation S-K.

See response to comment 2.

8. Please revise to prominently disclose, in the front of your document, the total consideration being offered to all classes of China Greenscape shareholders by reference to your closing share price as of an appropriate date. Also, please revise to indicate, if true, that you are assuming $25 million in China Greenscape debt payable to former shareholders in addition to the consideration being paid as part of the transaction.

The total consideration has been added on page 6 of the prospectus, with reference to the closing price as of the date of the signing of the stock purchase agreement and the record date. The latter will be filled in later, before effectiveness. The disclosure has been revised to include the outstanding debt of JSZF that is being assumed as a result of the share purchase.

9. We note that your first proposal is "a proposal to ratify the actions of [your officers and directors] ... in pursuing a business combination transaction" with an entity raising and selling urban greenery instead of advertising and media. In an appropriate section and with reference to any appropriate state law provisions, please indicate the purpose and affect of such a vote. Also, please clarify what impact, if any, such a vote would have on claims under the federal securities laws, given the disclosure in your Form S-1. Finally, please advise us why the company believes that it is proper to recommend a vote on this proposal.

The business ratification proposal has been removed, therefore, there is no response to this Staff comment.

10. Please revise to prominently disclose, toward the front of your document, the per share conversion value as of the most recent practicable date.

The conversion price per share has been added to the Q&As on page 9, but the amount will be filed in immediately prior to effectiveness, once a record date is selected, as the relevant amounts relates to a date in the future.

11. In reviewing your document, it was unclear to us whether the Class A and C shareholders of China Greenscape had the ability to veto the deal. If so, please advise or revise.

See response to comment 2.

12. We noted that you presented certain figures in Renminbi without providing a for U.S. dollar equivalent. As one non-exclusive example, on page 76 you disclose total debt of RMB 480 million without providing a dollar equivalent. Please revise the disclosure throughout your document to provide this information or advise why no revision is necessary.

There has been provided a convenience translation for the RMB amounts throughout the prospectus, and an explanatory paragraph of the amount used has been added at the beginning of the prospectus.

13. Please consider adding a diagram showing the corporate structure of Green China Resources, Inc. and the other companies to better help the investors understand the noted transactions.

A diagram of the pre- and post-corporate structure has been added to the Summary section on page 16.

Registration Statement Cover Page

14. Please revise your cover page to indicate the company's filing status in accordance with SEC Release No. 33-8876.

The cover page has been revised to indicate the company’s filing status.

Letter Stockholders of Shine Media Acquisition

15. Please revise to highlight your statement that "[a] signed proxy card that is returned without an indication of how to vote on a particular matter will be voted "FOR" each proposal."

The letter to shareholders, not a required item, has been eliminated, therefore there is no response for this Staff comment.

Prospectus Cover Page

16. On page 3 you indicate that the prospectus incorporates important business and financial information about China Greenscape Co., Ltd. which is not included in the document, but available free of charge. As China Greenscape. is not the company, or affiliated with the company, please advise us of the nature of any information that is being coveted by this statement.

The reference to the incorporation of China Greenscape documents has been modified to eliminate the reference.

Questions and Answers About the Meeting, page 5

17. In response to the first question, the company indicates that it "was organized to effect a business combination with an operating business that is based in China and that has significant growth potential." Please reconcile this disclosure, here and elsewhere, to your Form S-1 disclosure which indicated that the target would be in the "media and advertising industry with their principal operations and business in the People’s Republic of China."

The company has discussed in the first of the Q&As on page 5 the fact that it has changed its business focus. Similar discussion has been made in other sections, where the company believes it is appropriate, such as in Consideration of the Securities Purchase Transaction—Background of the Stock Purchase.

18. Also, in an appropriate section, please revise to clarify whether management and the board believe that the proposed transaction satisfies all of the requirements of the Form S-1, including the target industry and fair market value requirements. In this respect please also clarify whether the equity interest in China Greenscape being purchased is equal to 80% of your net assets. In so doing, but in an appropriate section, please clarify how management valued the target as well as the specific percentage of the target being acquired in its assessment of the transaction's fairness.

The company in a number of places in the prospectus has indicated that the proposed transaction is different than the original focus of the company set forth in the S-1. Therefore, it cannot say that it is continuing with that focus when it has said that it has changed its focus. The company in several places has stated that it satisfies the 80% test, notably in the section “Consideration of the Stock Purchase Transaction - Satisfaction of 80% Test.” Also the section on the opinion of JMP Securities LLC and their opinion sets forth JMP determination that the fair market value of the shares of China Greenscape being acquired is equal to at least 80% of Shine Media’s net tangible assets as of the date of the opinion. This is discussed at length in the section “Consideration of the Stock Purchase Transaction.”

19. Please revise the answer to "Does the Shine Media Board recommend voting ..." to indicate whether the board determined that the plan of re-domestication was also in the best interests of the company.

Although the referenced question and answer already indicated that the board of directors of Shine Media thinks that the plan of re-domestication is in the best interests of the company, the language has been adjusted to make clear that the reference to the merger into Green China Resources is the redomestication merger.

20. Please revise your response to "How do the Shine Media insiders intend to vote their shares" to indicate the total and percentage number of shares that management has agreed to vote in accordance with the vote of the majority of shares issued in the initial public offering. Also, revise to indicate whether management has voting control over any shares that were not purchase in the initial public offering.

The question and answer indicated above has been adjusted to include the requested information. Management has voting control over shares that were purchased either prior to being public, in the private placement immediately before the initial public offering or in the public offering. They do not have any shares acquired in the public market after the initial public offering.

21. Please revise to provide an estimate or range of the amount of trust fund deposits expected to be available to the company after the transaction is consummated.

The Q&A on page 9 indicated above has been adjusted to include the requested information.

22. We note the company's existing disclosure on page 12 and elsewhere that it may choose to amend the consideration paid in the exchange offer for the preferred shares. We further note that shareholder approval is not being sought for this exchange offer or any amendment. Please advise us why the terms of the exchange offer are not covered by the company's articles of incorporation requiring shareholder approval of the terms of any proposed business combination.

See response to comment 2.

Summary, page l6

23. Based on the financial statement footnotes, it appears that China Greenscape paid $10.4 million to purchase its subsidiary in June 2007. Please revise your summary to describe this transaction.

The summary, at page 15, has been revised to disclose more detail of this acquisition transaction.

24. Please revise to provide additional context regarding your "operational scale" and “history of successfully completing large-scale projects" in light of the disclosure elsewhere in the document. We may have further comment.

The disclosure on pages 13 and 14 has been modified to discuss the context of the above noted statements.

25. Please convert the page 17 reference to Renminbi into US dollars.

The amounts indicated in Renminbi have been converted into US dollars throughout the registration statements.

26. Portions of your disclosure. but particularly in the Summary, contain lengthy sentences, unnecessarily defined terms, and frequently repeat disclosure contained elsewhere in your document. Item 503(a) of Regulation S-K, and the instructions thereto, indicate that the summary discussion should be brief, not contain all of the detailed information contained elsewhere in the document, and should not unnecessarily repeat information contained elsewhere. The key aspects of the offering should be in clear, plain language and comport with the Plain English requirements of Regulation C. Please revise here and throughout your document to eliminate unnecessarily duplicative disclosures and otherwise comport with Regulation C.

The disclosure has been edited in an attempt to be clear, plain language and comport with the Plain English requirements of Regulation C.

27. We were unable to locate the disclosure contemplated by Item 3(a) of Form S-4 for China Greenscape. Please advise or revise.

The address of China Greenscape and JSZF, which is the same for both, has been added to the prospectus on page 15.

Interests of Shine Media Directors and Officers in the Stock Purchase, page 22

28. Please revise to indicate the current amount of your officers' and directors' potential indemnification liability.

A current estimate of this amount has been added where appropriate in the prospectus.

29. We note your disclosure that Mr. Kerry Propper previously acted as a placement agent for an investment in the China Greenscape's Class C share offering. Please revise to:

(a)	Disclose that Mr. Propper is your Executive Vice President and state the value his interests in you;

(b)	Disclose the value of the cash commission he received;

(c)	Disclose the value of the consideration to be received by Chardan China Investments LLC in the current exchange offer;

(d)	Clarify how Mr. Propper's firm came to be engaged as the placement agent for the investment;

(e)	Indicate whether the company was in discussions with the target at the time of this investment; and

(f)	Clarify when Mr. Propper first learned about the target.

Where appropriate, the above information requested by the Staff has been included in the prospectus.

Completion of the Stock Purchase: General Provisions, page 23

30. You indicate that the company may incur a tax liability in connection with the re- domestication. Please revise to indicate whether these liabilities will reduce the funds payable to converting shareholders or will be borne solely by the company's remaining shareholders.

The prospectus has been revised to indicate that the tax amount to be paid will be paid by the surviving company and will not affect the amount to be paid in conversion.

31. Please revise your Regulatory Matters disclosure to indicate whether the Chinese government has approved your transaction; if not, then revise to indicate the current status of your request and indicate whether the company believes it will obtain approval prior to its 24 month termination date.

There is no requirement for the PRC government to review or approve the transaction because China Greenscape is a British Virgin Islands company and the reorganization of JSZF with China Greenscape occurred in June 2007, and was approved at that time. This has been disclosed in various sections of the prospectus.

Selected Historical Financial Information of China Greenscape and JSZF, page 27.

Statement of Operations Data, page 28

32. In accordance with Item 301 of Regulation S-K, please revise to present selected financial data for each of the last five fiscal years of operations. In addition, please revise to present income from operations per share long-term obligations and redeemable preferred stock, and dividends declared per share for each period presented.

The selected historical financial operations data has been revised to present the last five fiscal years and to present net income per share, long term obligations and redeemable preferred stock, and cash dividends in accordance with Item 301 of Regulation S-K.

33. Please provide the selected financial data for Shine Media in accordance with Item 301 of Regulations S-K.

Selected financial data for Shine Media has been added to the disclosure.

Comparative Per Share Data, page 30

34. Please revise to present China Greenscape and its predecessor’s income (loss) per share and pro forma income (loss) for each of the 3 most recent years and subsequent interim period. Present historical book value per share for China Greenscape and its predecessor for the most recent year and subsequent interim period. Please refer to the Instructions to paragraphs (e) and (f) of Item 3 of Form S-4. Although this transaction is not a pooling, the pooling guidance continues to apply to reverse acquisitions involving a shell company and an operating company.

The comparative per share data has been revised and updated to June 30, 2008.

35. It appears that your calculations for pro forma book value per share assuming both maximum and minimum approval does not include the issuance of the 6,500,000 shares to common stock to the Series A and C preferred shareholders. Please advise or revise.

The information has been revised to respond to the above Staff comment.

Risk Factors, page 32

36. Revise to indicate the degree to which your management was at a competitive, or informational, disadvantage in conducting and negotiating a deal outside of the scope of their initial focus and experience.

A risk factor responsive to the Staff comment has been added to the end of the Risk Factor section. Shine Media does not believe it was at a particular disadvantage because the management team has a breadth and depth of experience in general M&A transactions and business experience outside the media industry. Their backgrounds to demonstrate the foregoing has been added to Consideration of the Securities Purchase Transaction section.

37. Please revise the disclosures throughout this section to provide relevant factual information to contextualize your risk factors. For example, you indicate that the target "has a relatively small number of purchase orders representing the majority of its revenues" but do not provide any information about the degree of concentration such as four customers represent 53% of our revenues which is indicated in the financial statement footnotes. As another example, you reference the fact that target has a substantial amount of shareholder loans outstanding, but do not disclose their value.

The risk factors have been reviewed, and changes have been made to contextualize them with respect to this transaction.

38. We note that the company makes extensive references to the target's backlog, both here and in other sections. In an appropriate section, please revise to discuss the amount of backlog that has historically turned into sales and indicate the trail time to do so.

The disclosure has been modified where appropriate to discuss the historical amounts of backlog and what has turned into sales and time frame. Please see pages 111 to 113.

39. Please revise to address the risk that you will be deemed a passive foreign investment company for US. tax purposes. Also, please advise why your tax opinion and discussion does not address this matter.

Two risk factors have been added to the section on risk factors addressing the passive foreign investment company issues. The tax disclosure is confirmed by the tax opinion.

40. Please revise to address the dilutive impact that the shares issued in the transaction will have on your share price.

There has been added a risk factor that discussed the absolute and potential market value dilution of the shares being issued in connection with the acquisition of China Greenscape.

41. Please revise your page 42 risk factor "Following the share purchase and exchange offer, the few former stockholders of China Greenscape will own approximately ...” to identify the Former holder of China Greenscape who will own approximately 66.87% of the outstanding common stock.

The risk factor has been revised to disclose the record owner and the person controlling that company and the percentage that the record owner will hold in the common stock immediately after closing.

42. Please revise your page 43 risk factor "Shine Media directors and executive officers have interests ...” to disclose the current value of shares and warrants that will be forfeited in the event that the transaction is not approved. Also, disclose the amount that they actually paid for these securities.

The values as of the record date for the aggregate shares and warrants held by the directors and executive officers has been added to the risk factor, such dollar amounts to be inserted later.

The Shine Media Special Meeting, page 44

43. Please reconcile your disclosure on page 46 with respect to a shareholder's demand for appraisal rights to your page 10 disclosure to clarify whether a shareholder must affirmatively vote against the transaction to have appraisal rights under Delaware law. In this respect please note that your page 78 disclosure may also require revision.

The discussions of the appraisal rights have been reviewed, and certain adjustments made to make clear that the shareholders only must not vote for the approval of the redomestication proposal to be able to exercise their rights of appraisal.

44. Please affirmatively state whether the company may or will require its shareholders to tender shares prior to the shareholders' meeting in connection with the exercise of conversion rights.

The discussions about the method to demand the conversion right has been reviewed and were required made clear that the stock certificate representing the shares that voted against the stock purchase proposal will be sent to the combined company after consummation of the transaction, if it occurs, for purposes of perfecting the conversion right.

Solicitation Costs, page 48

45. We note that directors, officers and employees of Shine Media may solicit proxies in person, by telephone or by other electronic means. We also note that the managing directors and officers of China Greenscape and JSZF will solicit proxies in person, by telephone or by other electronic means. You must file any scripts, outlines, instructions or other written materials you will furnish to individuals soliciting proxies. You must also file materials furnished to assist in the answering of stockholder inquiries. Refer to Rule 14a-6(c) of Regulation 14A.

Shine Media is aware of its obligation to file materials used to solicit shareholders. To date, there has been no scripts, outlines, instructions or other materials prepared or furnished for solicitation. Such materials that have been used have been filed by Form 8-K, one of which has been corrected under Comment 155.

Consideration of the Securities Purchase Transaction, page 49

46. Please revise to clarify the first time you, or any of your affiliates, had any contacts with the China Greenscape or its management.

Disclosure about the first time that Chardan China Investments and that Mr. Kerry Propper learned of China Greenscape and JSZF has been added to the prospectus at page 50.

47. Please revise to disclose the implied enterprise value associated with the preferred stock financing which closed January 18, 2008.

The enterprise value associated with the Class C Preferred offering is stated in the prospectus on page 50.

48. Discuss the negotiations of the merger in greater detail. Please explain in detail how the consideration for China Greenscape was determined. Discuss whether and/or how JMP Securities LLC participated in determining the consideration to be paid.

There has been added at page 50 a more extensive statement about how the consideration to be offered for the ordinary shares and preferred shares of China Greenscape was derived. Other related changes have been made in the Consideration of Securities Purchase Transaction section.

JMP Securities LLC did not participate in the determination of the consideration to be paid for China Greenscape. JMP was engaged only to provide the services described in the disclosure.

49. We note that JMP Securities LLC delivered an oral fairness opinion to the board of directors on April 28, 2008. Any presentations or reports prepared by management or JMP Securities LLC, prior to the board's determination on May 5, 2008 to approve the acquisition, should be described in reasonable detail, by date, indicating the nature of the presentation, information presented, recommendations and conclusions. Any materials, including reports, analyses, projections, talking papers and similar items which were prepared or presented at the board meetings should be supplementally provided to us. The disclosure should not be conclusory and should provide sufficient information so that the investors may determine whether the proposed merger is in their best interests.

In response to the Staff’s comments, the company has amended its disclosures on page 55 to indicate the materials presented by the company management and JMP to the directors.

Through its legal counsel, JMP is supplementally providing the following information under cover of a separate letter in accordance with Rule 418 of Regulation C, which information was delivered to the board on April 28, 2008: “Shine Media Acquisition Corporation - Fairness Opinion Presentation to the Board of Directors - April 28, 2008” which was presented to the board on April 28, 2008.

Under separate letter of counsel to Shine Media, the company is supplementally providing the following information in accordance with Rule 418 of Regulation C, which information was delivered to the board by management.

50. Please revise the second paragraph under “Shine Media's Reasons for the Stock Purchase ...” to indicate whether any member of your management team. has experience in acquiring or valuing a business in the target's industry.

The identified paragraph on page 56 has been revised to indicate that, other than Mr. Kerry Propper, the directors and management of Shine Media do not have specific experience in evaluating a business operating in the horticultural, nursery and landscaping industry. It is explained in the disclosure that most of the other management persons have broad business and M&A experience that is valid in relation to this transaction.

51. Please revise to discuss the procedures, if any, that the company did to verify the quality of the company's backlog and inventory.

There has been added to the section on Consideration of the Securities Purchase Transaction, on pages 57 and 58, additional detail of the evaluation process of backlog undertaking by Shine Media.

52. On page 61 you indicate that the board "reviewed data about comparable companies ...” Please clarify whether this data was different from the fairness opinion data. If so, revise to provide specific information about the data.

The prospectus has been revised to indicate that the list of comparable companies was the one provided in the board materials from JMP in connection with its fairness opinion.

Recommendation of the Shine Media Board, page 62

53. Please provide a basis for your statement that "the stockholders [are] gaining more value from the consummation of the securities purchase agreement than liquidation" or remove.

The indicated sentence has been removed from the prospectus.

Opinion of JMP Securities LLC to the Shine Media Board of Directors, page 63

54. Please revise to disclose the dollar value of the "Initial Consideration" used by JMP Securities LLC ("JMP") in assessing the fairness of the transaction. In this respect, while JMP's letter makes reference to this term, it doesn't appear to actually define it. Also, please revise to describe what items are included and excluded from the calculation.

In response to the Staff’s comment, the Company has amended the disclosure on page 65 to disclose the value of the initial consideration and to describe what items are included and excluded from the calculation.

55. Specifically indicate whether the additional contingent stock consideration to be paid to the selling stockholders if Green China Resources achieves certain financial targets was addressed in assessing the fairness of the transaction.

In response to the Staff’s comment, the Company has amended the disclosure on page 65 to clarify that the additional contingent stock consideration to be paid to the selling stockholders was not addressed in assessing the fairness of the transaction.

Shine Media has expanded its discussion to make clear that the consideration for China Greenscape included consideration for the preferred stock as well as the common stock.

56. Please revise to state the range of implied enterprise values generated by the analyses performed by JMP.

In response to the Staff’s comment, the Company has amended the disclosure on page 68 to include the range of implied enterprise values.

57. Please revise the disclosure throughout this section to describe any and all adjustments made by JMP to account for the exchange offer and preferred shareholders in evaluating the price paid and/or target company value. If no adjustment was made, revise to state so and address any consideration the board gave to this fact.

In response to the Staff’s comment, the Company has amended the disclosure on page 65 to include the definition of “Initial Consideration” which reflects the adjustments made by JMP to account for the exchange offer and preferred shareholders in evaluating the price paid and/or target company value.

As Shine Media considered the entire purchase price when evaluating the acquisition of China Greenscape, there is no additional discussion to be added. However, the disclosure has been expanded in the section “Consideration of the Securities Purchase Agreement” to make clear that the consideration for the preferred stock was assessed by the board of directors.

58. Please revise to indicate whether JMP is a member of NASD.

In response to the Staff’s comment, the Company has included a statement on page 65 that JMP is a member of NASD.

59. Please revise to indicate whether JMP considered prior investments in the target relevant to its analysis. If not, clarify why.

In response to the Staff’s comment, we respectfully submit that the business of Chinese Greenscape has developed significantly in 2008 since the last investment, and therefore Shine Media believes the valuation used for that financing round would not be indicative of the current valuation as of the date of the fairness opinion. In addition, fairness advisors generally do not look to past financing rounds in a fairness opinion analyses because financial advisors typically value companies on the latest and most currently available financial data and forecasts, and not on previous investments which are based on historical operating performance and historical projection levels.

60. We note that the company and its target provided JMP with financial projections through 2012. Please revise to disclose those projections, including any key assumptions underlying the projections.

In response to the Staff’s comment, the Company has amended the disclosure on pages 61 and 63 to include the financial projections and key assumptions underlying the projections.

61. On page 64 you indicate that the forecasts provided to JMP reflect "the strategic implications and operational benefits and integration costs anticipated to result from the [t]ransaction.” (emphasis added) It appears as though the projections provided assumed the deal and therefore did not evaluate the target as a stand-alone entity. Please expand your disclosure to highlight this fact and address the impact that this had on the valuations generated. Finally, please provide a discussion as to why management deemed this appropriate and consistent with its Form S-1.

In response to the Staff’s comment, the Company has amended the disclosure on page 66 to address how the combined company projections impacted JMP’s assessment of the fairness of the transaction from a financial point of view. The combined company projections were not relied upon by JMP in determining that the fair market value of the shares of China Greenscape being acquired in the transaction was equal to at least 80% of Shine Media’s net tangible assets as of the date of its opinion.

62. Please revise to clarify whether any of the companies listed in your comparable company and comparable transaction analyses raise and sell urban greenery for landscaping as opposed to focusing on forestry and paper. Discuss the impact that these differences have on comparability. Also, revise to highlight these potential differences and discuss any adjustments that JMP or the board made or considered.

In response to the Staff’s comment, the Company has amended the disclosure on page 68 to clarify that no companies utilized in the comparable public company analysis participated solely in the sale of urban greenery and that the board of directors of Shine Media were aware of this in its discussions and decision process.

63. Please provide a more detailed discussion of how the comparable companies were selected for both the comparable company analysis and comparable transaction analyses. In particular, but without limit, revise to discuss the specific selection criteria used, as well as whether companies which would have fallen within such criteria were excluded from your analyses. If so, please explain the basis for their exclusion.

In response to the Staff’s comment, the Company has amended the disclosure on page 67 to clarify how the comparable companies were selected and the reasons for certain exclusions.

64. Also, provide more detailed disclosure concerning the comparability of the companies and transactions used in these analyses. For example, please revise to disclose the approximate deal size, the referenced company's revenues, or market capitalization, etc. Alternatively, disclose a meaningful range of such figures.

In response to the Staff’s comment, the Company has amended the disclosure on page 68 to provide more detailed disclosure concerning the comparability of the companies and transactions used in these analyses.

65. It is unclear to us how JMP calculated China Greenscape's enterprise value under the comparable company analysis. Please explain how Shine’s share price, etc., are relevant to the calculation.

In response to the Staff’s comment, the Company has amended the disclosure on page 68 to clarify how China Greenscape’s enterprise value under the comparable company analysis was calculated. Shine’s share price was used in the calculation of Initial Consideration.

66. Please revise to explain the significance of the company implied multiple and company implied transaction multiple to investors. Also, please revise to provide a more thorough explanation of how these multiples were arrived at for the target &8 well as the implied enterprise value they generate.

In response to the Staff’s comment, the Company has amended the disclosure to provide a more thorough explanation of how these multiples were arrived at for the target as well as the implied enterprise value they generate. We respectfully advise the SEC that pages 69 and 70 disclose the finding that the implied multiples fell into the range of the multiples calculated from the comparable companies multiples and comparable precedent transaction multiples which supports JMP’s determination of the fairness of the Initial Consideration.

Material U.S. Federal Income Tax Considerations of the Re-domestication Merger, page 69

67. Please file your tax opinion.

The tax opinion of Golenbock Eiseman Assor Bell & Peskoe, LLP has been filed as an exhibit with Amendment No. 1 to the Registration Statement.

68. In reviewing your document, we note that the company makes numerous statements about the tax implications of the transaction. Many of these Statements are made outside the Taxation section. For example, on page 19 you indicate that, "[b]y leaving the United States, the income of Green China Resources should only be taxed by the Chinese authorities and dividend income will not be taxed in the United States." Please ensure that statements made in these other sections are included in your taxation discussion and, where appropriate, covered by your tax opinion.

On pages 5 and 19 of the Registration Statement, statements are made to the effect that the redomestication merger of Shine Media into Green China Resources, a British Virgin Islands (“BVI”) company is being undertaken in part to mitigate taxes. Statements are made to the effect that taxes in China, where the company has its principal business activity, are lower than in the U.S. and that it will be tax advantageous for the shareholders, the majority of whom, after the acquisition of China Greenscape, will be non U.S. persons, to hold shares in a non U.S. corporate entity.

This discussion is a business persons reason for changing jurisdictions, rather than a legal one. Therefore, it is not a matter that requires an opinion.

You have suggested that statements relating to tax matters should be discussed in the section of the Registration Statement dealing with ‘Material U.S. Federal Income Tax Considerations’ and covered by our tax opinion. As attorneys practicing law only in the U.S. we are only qualified to opine on issues of U.S. law. We cannot therefore give an opinion on matters that require us to compare the U.S. federal income tax liability of a U.S corporation (Shine Media) with an operating subsidiary in the Peoples Republic of China (“PRC”) with a BVI corporation (Green China Resources) with an operating subsidiary in the PRC. There are certain business discussions about local PRC and BUI Taxes. These are factual disclosures and do not require a tax opinion.

69. Please revise the disclosure in this section to specifically indicate the opinion of counsel for each material tax consequence. By means of illustration only, your statement that the "re-domestication merger has been structured to qualify as a reorganization under the Code" should indicate that, in the opinion of Golenbock Eiseman Assor Bell &. Peskoe, LLP, the re-domestication merge will qualify ...”

The disclosure has been adjusted to reflect the above comment.

United States Acquisition Regulatory Matters, page 70

70. Please include a discussion of any required Chinese regulatory approvals and address their status. Please advise whether the company intends to conduct its vote, or release funds from the trust, without first obtaining such approval.

Because China Greenscape is a British Virgin Islands company, and the reorganization of JSZF into a subsidiary of China Greenscape was accomplished in 2007, there is no requirement of any further regulatory approvals by authorities in the PRC of the transaction. The company will be getting an opinion at closing to this effect. The company does not believe there is a requirement to provide a negative disclosure, therefore no change has been made with respect to this Staff comment.

Pursuant to the terms of the trust account agreement, Shine Media may not obtain a release of funds in connection with the acquisition of China Greenscape without a vote of the Shine Media shareholders. Therefore, a vote of the Shine Media shareholders is required and will be obtained for a release of funds from the trust in connection with acquisition of China Greenscape.

Please note, the transaction is a share purchase transaction based on the individual decisions of each equity holder. Therefore, there is no requirement of China Greenscape obtaining a vote of its shareholders. Further, all the equity owners have agreed to participate in the stock purchase agreement, which decision was made on a private placement basis.

The Securities Purchase Agreement, page 71

71. Please revise, here and elsewhere as appropriate, to disclose the anticipated terms of the employment agreements with your executive officers.

The terms of the employment agreements are discussed on page 78 (within the section about the terms of the Securities Purchase Agreements) and on page162 (with the section about the Directors and Management - Executive Compensation). The latter section gives the salaries.

72. Please revise to disclose the name(s) of the individual(s) responsible for appointing directors to the board on behalf of Shine Media.

The entire board of directors of Shine Media will determine the persons to be proposed as directors for the positions that Shine Media may present. A statement to this effect has been added to the disclosure about the board configuration of the post-transaction management.

73. Please revise the disclosure in the second paragraph under Conditions to Closing on page 75 to improve its readability.

The indicated paragraph has been revised.

Shine Media Redomestication Merger, page 76

74. Please revise to provide a fax number where shareholders can send their written demands or advise why such information is unnecessary.

In response to the Staff comment, a fax number has been added.

75. Please revise to provide additional disclosure about the interaction between the appraisal process and the release of the trust fund. For example, clarify the date that such appraisal would be calculated, whether the calculation would include the trust proceeds, and address the risk that the company would be unable to pay the appraisal following the release to the trust proceeds.

In response to the Staff comment, additional disclosure has been added to indicate the date of valuation and whether or not it includes the valuation would include the trust proceeds. Also an indication of the availability of funds for payment of appraisal amounts has been added to the disclosure.

Differences of Stockholder Rights, page 80

76. Please revise to indicate that this section addresses the material differences between the corporate statutes of Delaware and the British Virgin Islands.

The Company points out to the Staff that the table of differences has elements of the law and the memorandum and articles, the latter being defined or driven by the statutory provisions. Therefore, the introduction has indicated that the table points out the principal differences in all those circumstances, including corporate law.

The Exchange Offer, page 88

77. Please revise to disclose whether the notes being issued as part of the Exchange Offer bear interest. If so, disclose the interest rate. Also, revise to disclose the last possible repayment date for the notes.

See the response to comment 2. Where the notes are discussed with respect to the exchange agreed to by the preferred holders, the fact the notes do not bear interest has been made clear and the last possible repayment date has been added.

78. Please advise us of the meaning of your page 89 statement that I'[y]ou should not assume that Green China Resources will exercise its right to extend the offer, although it currently intends to do so ...”

See the response to comment 2.

79. We note that the company is reserving the right to amend the terms of the exchange offer and that its shareholders are not being asked to vote separately on the terms of the exchange offer. Please revise to address how the structure of your deal complies with the terms of your Form S-1 and Articles of Incorporation which provide for a shareholder vote on a business combination.

See the response to comment 2.

80. On page 93 you indicate that holders of the Class A and C preferred shares have the right to approve certain fundamental transactions affecting China Greenscape." Please revise your disclosure to indicate whether they have approved this transaction. lf they haven't, advise us how their non-approval would impact the transaction.

See the response to comment 2.

Information About China Greenscape Limited, page 105

81. Please clarify the basis for your belief that China Greenscape's backlog exceeds $250 million and indicate whether this figure has been verified by you or any of your consultants.

Discussion in the appropriate sections has been added to the disclosure to indicate the basis for the backlog assessment and estimate. Other than Chinese counsel reviewing the agreements to determine that they were legally binding obligations, the company did not engage any consultants in the evaluation of backlog. The disclosure clearly indicates that management of Shine Media made the assessments.

82. Also, please provide additional information about China Greenscape’s backlog including:

(a)	How you calculate backlog, including whether you include option exercises in your calculation;

(b)	the percentage of your backlog which is currently funded; and,

(c)	the amount of backlog which is typically converted into revenue in a year.

Disclosure has been added to address the above comments in the appropriate sections about the Shine Media management’s assessment of the backlog of China Greenscape.

83. We note your disclosure on page 107 that China Greenscape is "in the process of acquiring over 1.5 million tree seedlings and approximately 40,000 mature trees to help fill existing and anticipated future contracts." Please revise to disclose the material terms - including total costs - of these acquisitions and provide enhanced disclosures about the company's future plans to acquire either inventory or land. Also, revise to briefly address how management evaluates the terms of these larger transactions and assesses the value of the assets being acquired.

Disclosure has been added to expand the discussion of the acquisition of the inventory.

84. On page 108 you indicate that you have outsourced approximately 93% of your inventory. Please expand on this disclosure to indicate:

(a)	The stage at which the company typically purchases trees and plants from third parties;

(b)	The amount of time these items typically spend in inventory before being sold;

(c)	The material terms of your arrangements with your suppliers - particularly pricing; and

(d)	The degree to which you are acting as a reseller and/or adding value to your inventory.

Disclosure has been added to the discussion about China Greenscape to address the inventory arrangements as indicated above.

85. Given the importance that your inventory plays in your business, please revise, here and elsewhere as appropriate. to address:

(a)	Your current and historical inventory balances, including the impact the balances have on your capital requirements;

(b)	How management monitors its inventory levels, types and values, from an operational standpoint;

(c)	The key risks associated with carrying a large inventory balance, including, if applicable blights, pests, etc.

Disclosure has been added to the discussion about China Greenscape to address the inventory elements as indicated above.

86. We note your page 113 reference to "the warranty period." Please revise your discussion to address the terms and obligations of any warranty program including the costs of such programs on an annualized basis.

The disclosure has been adjusted to remove the discussion of warranty period as there is none with respect to the sales by China Greenscape.

87. On page 113 you indicate that Yunnan Greenland Biotechnology engages in a business similar to yours and is also located in China. Please revise your disclosure to indicate:

(a)	Whether management or the investment bankers, considered Yunnan in evaluating the fairness of the proposed transaction - and, if not, why;

(b)	Briefly compare Yunnan to the company in terms of both annual revenues and enterprise value; and

(c)	Clarify whether any other companies known to management to be engaged in your line of business are publicly listed.

The prospectus has been amended in the Consideration of the Stock Purchase section to address the above comments of the Staff as to the company’s consideration of Yunnan Greenland.

The Company was informed by JMP Securities LLC that it initially considered Yunnan Greenland in its evaluation of the fairness of the proposed transaction, however, due to the limited information publicly available on Yunnan Greenland, JMP Securities determined that there was insufficient financial data available on Yunnan Greenland to be able to include it as a comparable company in its financial analysis.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of China Greenscape and JSZF, page 121

88. We note that you have not provided a brief overview of any items which have impacted the financial results for the relevant periods. Further, it is not entirely clear to the reader how management evaluates the business and its financial results. Accordingly, we ask you to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical 10 the company's revenues, financial position, liquidity, plan of operations and results of operations with particular emphasis on how management evaluates the business. For additional guidance, please refer to the SEC Release 33-8350, available on the SEC website at www.sec.gov/rules/interp/33-8350.htm.This discussion should also address how management sets goals and monitors itself against those goals. Please revise to provide additional insight into how management monitors its business, the memos it uses. and key considerations management makes in its decision making process.

In addition, while your discussion of the results of operations discusses immediate effects of certain trends and events on the operations of the Company, the analysis generally does not discuss the reasons underlying those immediate effects and does not go into much detail. In this regard we are not merely looking for a regurgitation of the financial statements; rather, we are looking for a narrative discussion which explains the underlying business events which impacted your financial results.

This comment is applicable for all periods.

The disclosure has been adjusted to reflect the above comments of the Staff.

89. On page 121 you indicate that you "will require substantial funds in order to finance [y]our planned acquisitions and activities." Please revise to more fully address these plans and your future capital requirements.

The disclosure has been revised to indicate the need for additional funds and to more fully address the plans and capital requirements.

90. On page 122 you indicate that JSZF acquired another company in January 2008. Please revise to indicate the consideration offered in this transaction. Indicate whether it has been paid, and when the transaction closed. Also, clarify whether the acquisition is expected to materially impact your financial results going forward.

On January 21, 2008 JSZF entered into an agreement to acquire 100% of the equity interest in Jiangxi Guofeng Ecological Agricultural and Forestry Development Corporation (“Guofeng”), the company from which it had acquired 4 million trees in August 2007. On March 21, 2008, JSZF completed the acquisition and paid approximately $0.85 million (RMB 6 million). This acquisition is not expected to have a material impact on our financial results going forward because Guofeng, now our wholly owned subsidiary, only carries out the inventory maintenance work on our growing area in De’an and Jiangxi. Its operating expenses are minimal, and it does not directly generate any revenue for JSZF.

Results of Operations, page 124

91. Please revise your disclosure for each period presented to describe and quantify underlying material activities that generate revenue variances between periods (e.g. disclose the increase in sales attributed to new contracts compared to contracts executed in prior periods, provide additional detail regarding long-term contracts entered into during each period presented, separately discuss, separately disclose the amount of revenue generated from the sale of plant and forestry products and government grants etc). Please ensure to quantify separately the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods for each income statement line item. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

The disclosure has been revised to address the comments of the Staff.

92. Please explain the variability in cost of revenues and gross profit as a percentage of revenues between each of the periods presented. Your revised disclosure should include a discussion of the significant components of cost of revenues such as plants and forestry products sold and labor.

The disclosure has been revised to address the comments of the Staff.

93. Please expand your discussion to explain the material components of selling and administrative expenses and discuss the variances in these components between periods.

The disclosure has been revised to address the comments of the Staff.

94. Your discussion of interest expense for the year ended December 31, 2007 identifies interest income as a cause of the change during the period. However, the variance in interest income appears to be discussed separately as it is presented as a separate line item in your statement of income. Please revise or advise.

The disclosure has been revised to address the comments of the Staff.

95. Please revise to quantify the impact that the declining dollar has had on your reported results and in particular, the year over year growth rates of specific line items.

The disclosure has been revised to address the comments of the Staff to quantify the impact that the declining dollar has had on the reported results in the Results of Operations section.

96. We were unable to understand your Interest expenses discussion under Years Ended December 31, 2007 and 2006. Please explain how these advances, which appear to have generated income, impacted your interest expense.

The disclosure has been revised to address the comments of the Staff.

Liquidity and Capital Resources, page 127

97. Please revise to include a more detailed analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. explain the significant change in your inventory, prepayments and other receivables-accounts payable, etc) for each period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

The disclosure has been revised to address the comments of the Staff.

98. The company indicates that it received unsecured loans from the previous stockholders of JSZF and also had a loan from Bank of Communications. Please revise to state the loan balances on these loans.

The disclosure has been revised to address the comments of the Staff with a breakdown of the loan balances in Liquidity and Capital Resources.

99. Please explain why your cash flows discussion on page 127 does not reconcile to China Greenscape Co., Ltd.'s Consolidated Statement of Cash Flows.

The cash flow discussion on page 127 was relevant to JSZF’s cash flow statement. The numbers are derived from JSZF’s audited financial statements. We have compared only JSZF’s results of operations in each period in the “Management Discussion and Analysis,” as Greenscape’s historical results of operations were insignificant and are not reflective of the results of operations of the company before and after its acquisition of JSZF on June 27, 2007. The disclosure has been revised to update the financial statements and take the foregoing into account.

Contractual Obligations, page 12

100. Please revise to include the purchase commitments disclosed in footnote 24 on F--17 of the China Greenscape Co. Ltd. consolidated financial statements or tell us why such information is not required to be included in your table.

The disclosure has been revised to address the comments of the Staff.

101. Please confirm whether your table of contractual obligations includes all of the open purchase commitments described elsewhere in your document. If not, then revise to include.

The table of contractual obligations includes all of the open purchase commitments.

Information About Shine Media, page 131

Management's Discussion and Analysis of Financial Condition and Results of Operations of Shine Media, page 135

102. Please revise to provide tabular disclosure comparing your expenditures to date against your Form S-1 disclosure under Use of Proceeds. In addition, revise to explain any significant discrepancies.

There has been added a discussion of the estimate and the variance and estimate of expenses. The company has elected to do this in narrative form, because much of the amounts are purely estimates and funds allocated for one thing may actually not be due or will be used for another thing. Therefore, the company believes that the necessary disclosure is satisfied by narration.

103. Please revise to provide a more detailed discussion of your more significant expenses to date. This should include, but is not limited to, a discussion of the nature of the expenses, the vendors used, and the amount of such expenses.

There has been added a section on the budgeting and use of funds. See comment 102.

104. Please revise to disclose the amount of funds held outside the trust as of the most recent practicable date, and compare it against your existing liabilities and payables as of the same date.

There has been added to the section on budgeting and use of funds, a brief discussion of the amount that Shine Media expects to have available in the trust fund and the liabilities against that amount.

Unaudited Pro Forma Condensed Consolidated Financial Statements

General

105. Please revise to present pro forma financial statements for the most recent fiscal year and subsequent interim period in accordance with Article 11 of Regulation S-X.

The pro forma financial statements have been updated for the most recent interim period.

Unaudited Pro Forma Condensed Consolidated Balance Sheet

Assuming Minimum Approval, page 140

106. The conversion of the Series A preferred shares in adjustment six appears to be inconsistent with the disclosure on page 138 which states that each Class A and C preferred share will be offered 11.57 shares of common stock (6.5 million common shares/(400,000 Class A + 161,890 Class C preferred shares)) and a $44.49 promissory note ($25 million/(400,000 Class A + 161,890 Class C preferred shares)). Please advise or revise.

The above comment has been addressed in the updated pro forma financial statements.

107. It appears that adjustment nine only eliminates the retained earnings accumulated during the development stage for the period ended December 31, 2007. Please note that in a recapitalization the total accumulated deficit of Shine Media should be eliminated. Please advise or revise.

The above comment has been addressed in the updated pro forma financial statements.

108. It appears that adjustment ten, where you recorded the transaction expenses to re-domicile from Delaware to BVI, will not result in a recurring expense and does appear to be directly attributable to the purchase transaction. Please note that pursuant to Article 11 of Regulation S-X, pro forma adjustments reflected should give effect to events that are directly attributable to the specific transaction, factually supportable, and expected to have a continuing impact. Please advise or revise.

The above comment has been addressed in the updated pro forma financial statements.

Unaudited Pro Forma Condensed Consolidated Statements of Operations

Assuming Minimum Approval, page 142

109. It appears that adjustment one was provided to include the operations of JSZF from January 1, 2007 to June 26, 2007 in China Greenscape. This appears to be inconsistent with the disclosure on page 139 which states that the purchase of JSZF was not completed until June 27, 2007. Please tell us why you believe this adjustment is appropriate in the context of Article 11 of Regulation S-X or revise.

The above comment has been addressed in the updated pro forma financial statements.

110. Adjustment two relates to the elimination of interest earned on the trust account. Tell us how this adjustment is appropriate in the context of Article 11 of Regulation S-X or revise.

The interest income was reversed considering that fact that if the acquisition occurred, the cash would be used in operations and would not be deposited in the trust account so no interest income would be generated thereon.

111. Your disclosure in adjustment three states that it assumes that all the preferred stockholders accept the exchange offer, but the pro forma weighted average number of common shares and the pro forma net income (loss) per share does not appear to include the 6,500,000 shares of common stock will be issued to the preferred stockholders. Please advise or advise.

The above comment has been addressed in the updated pro forma financial statements.

Assuming Maximum Approval, page 143

112. Please revise this pro forma presentation, as necessary, to comply with the above comments on the Minimum Approval scenario.

The above comment has been addressed in the updated pro forma financial statements.

Directors and Management, page 145

113. Your existing disclosure indicates that your directors do not receive any cash compensation for their services. Please revise to indicate, if true, that they do not receive compensation of any kind for their services.

The disclosure has been revised to indicate that the directors have not received any compensation of any kind.

Certain Relationships and Related Transactions, page 152

114. Please revise to provide the disclosure contemplated by Item 404 of Regulation S- K for the target. See Item 18(a)(7) of Form S-4. In this respect, but without limit, please revise to disclose related party sales, indicating the nature of the relationship and terms of any agreements with these parties. Also, please clarify the extent to which these agreements are on-going. Finally, please clarify the percentage of your total revenues attributable to related parties.

On the basis of inquiry of China Greenscape, the percentage of sales during the last fiscal year of China Greenscape to companies with which Mr. Lu Keping, a potential director of Green China Resources on consummation of the acquisition, has been an affiliate. Mr. Lu and a family member of his, have been directors of several different customers of China Greenscape during 2007. Sales to companies affiliated with Mr. Lu in prior years was significantly less than in 2007. No purchase orders have been signed with companies affiliated with Mr. Lu in 2008, to date. The purchase orders are similar to all other purchase orders, so there has been no discussion of this in response to the Staff comment. Because the sales have not been continuing into 2008, this is not seen as a risk necessitating a risk factor.

Security Ownership of Officers and Directors of Green China Resources after the Acquisition, page 157

115. Please revise your tabular disclosure to also include any 5% shareholders who will become 5% holders in you as a result of the acquisition. Also, clarify whether your table excludes the shares issuable to the preferred shareholders.

The table previously disclosed the persons that would become 5% shareholders, but because of the increase in shares to the preferred shareholders, several of those entities have been removed from the table. The table has been adjusted to indicate the one preferred shareholder that will become a 5% or greater holder as a result of exchanging Class A Preferred stock for common shares.

116. Please revise to correct the percentage share ownership for Lucminton Co., Ltd. or advise why no revision is required.

The percentage has been corrected, taking into account the issuance of shares for the cancellation of the Classes A and C Preferred stock.

Shares Eligible for Future Sale, page 158

117. Please revise your rule 144 discussion to disclose the dates on which the various restrictions will expire and state the number of shares which will become tradable on the referenced date.

The disclosure has been adjusted to indicate general time frames in which shares will become available. There cannot be given precise dates in several instances because those dates rely on SEC approval of the effectiveness of a registration statement for those persons with registration rights and because some shares are held by an affiliate which will have only the ability to sell in limited amounts under Rule 144.

Description of the Combined Company's Securities Following the Stock Purchase, page 159

118. Please revise to disclose the terms of the Class A and C Preferred shares, assuming that the exchange offer is not accepted,

See response to comment 2.

China Greenscape Co. Ltd. Consolidated Financial Statements

General

119. Pursuant to Rule 3-12(g) of Regulation S-X, if your amended registration statement is filed on or before August 12, 2008, please revise to include interim financial statements and footnotes for China Greenscape for the fiscal quarter ended March 31, 2008 and 2007.

The registration statement has been revised to include the interim financial statements for China Greenscape for the period ended June 30, 2008 and 2007.

120. Please provide a current consent from each independent accountant with any amendments.

The registration statement has been revised to include current consents from each of the independent accountants.

121. Please revise the financial statements for China. Greenscape to state the date from which the operating results of JSZF are included.

The financial statements of China Greenscape have been revised to include the date from which the operating results of JSZF are included.

Report of Independent Registered Public Accounting Firm, F-l

122. It appears that the second paragraphs of your independent accountant's reports for China Greenscape and for JSZF are incomplete. Please advise your independent accountant to revise their report accordingly.

The independent accountants reports on the financial statements of China Greenscape and JSZF have been revised.

123. It appears that your independent accountant has changed their name. Please advise your independent accountant to notify the PCAOB of this change and to state the name under which they are registered with the PCAOB on the face of their report.

In April 2008, our auditors notified the Public Company Accounting Oversight Board (PCAOB) of the change of the name of the firm from UHY ZTHZ HK CPA Limited to UHY Vocation HK CPA Limited. The PCAOB reflected the name change in their records on July 31, 2008. The Expert section in the amended filing has been updated to reflect the name change.

Consolidated Statement of Cash Flows, F-5

124. Per the disclosure on F-6, we note that you acquired JSZF for cash consideration of USD lO.4 million. Please revise to present your acquisition of JSZF as a discrete line item in the statement of cash flows.

The statement of cash flows has been revised to discretely present the acquisition of JSZF.

Notes to Consolidated Financial Statements

Note 3 - Summary of Significant Accounting Policies, F-7

General

125. Please disclose your accounting policies for advertising costs and research and development costs.

The financial statements have been revised to include the accounting policies relating to advertising costs and research and development costs.

(d) - Inventories, F-7

126. Please provide additional detail regarding your processes and policies for accounting for damaged and excess inventories.

Provisions are recorded for obsolete, slow-moving and damaged inventory. Such provisions, if any, are deducted from the related inventory balances. No provisions were made during the period to December 31, 2007.

(g) - Revenue Recognition, F-8

127. Please revise your revenue recognition policy so that it is tailored to your business. Your revised disclosure should provide a link between each source of revenue (e.g. sales to landscaping companies, sales to real estate developers, government grant revenue, etc) and the criteria for revenue recognition per SAB 104. Please note that your discussion of revenue recognition under SAB 104 should address that fact that some of your contracts are performed over two and three years (page 112) and your '"turnkey contracts" have a two year warranty period (page 113).

The financial statements of JSZF have been revised with respect to our revenue recognition policies.

128. We note that you provide your customers with trade discounts. Please disclose the nature and amounts of trade discounts and any other forms of revenue dilution and cite the specific authoritative literature you utilized to support your accounting treatment.

No trade discounts were provided to customers during the periods presented.

129. Please provide a detailed discussion of the type and nature of the government grants. Also, cite the specific authoritative literature you utilized to support your revenue recognition related to these grants. Specifically address how you support revenue recognition on a gross basis, particularly the grants related to depreciable property which appears to be recognized as revenue rather than as a deduction to your cost basis in the related assets.

Government grants are recognized as either “other income” or as an offset to operating expenses. Government grants consist of general grants as well as specific grants for environmental projects.

General grants are recognized as the other income upon receipt. Such grants are a type of reward due to JSZF’s outstanding enterprise status or other kind of good will. Government grants which are directly related to operating expenses of JSZF are offset against the related expense.

The receipt of government grants relating to government subsidized environment projects are initially deferred as liabilities. Expenses directly related to the subsidized projects are also initially deferred. Upon the completion and acceptance of the government subsidized project, the grant income is recorded as other income. Concurrently, costs incurred relating to a fixed assets are capitalized as fixed assets with depreciation provided over the asset’s useful life and non-capital items are recorded as operating expenses.

(k) - Contingencies, F-9

130. Please revise to disclose whether you have recorded any contingent liabilities. Refer to SFAS 5.

The financial statements have been revised to disclose that no contingent liabilities have been recorded.

Note 6 - Prepayments and Other Receivables, F-12

131. Please revise to provide additional detail regarding the material components of other receivables.

The financial statements have been amended to provide additional disclosures and material components of other receivables.

Note 7 - Inventories, F-12

132. In order to enhance an investor's understanding, please provide further detail regarding the significant components of plants and forestry product inventory. Your revised footnote should provide detail regarding inventory grown on land owned by China Greenscape, inventory purchased from farmers, cloned inventory, and acquired inventory.

The significant accounting policies disclosed in the financial statements of JSZF have been revised to reflect the composition of our inventories. Significant components of plants and forestry product inventory have been provided in the revised financial statements.

133. Please disclose the details surrounding your acquisition of the inventories of Jiangxi Guofeng in August 2007.

On July 10, 2007, JSZF entered into an agreement with Jiangxi Guofeng Ecological Agricultural and Forestry Development Corporation (“Guofeng”) to acquired 100% of Guofeng’s tree and seedling inventory. The purchase consideration was based on Guofeng’s inventory asset value on June 30, 2007 of approximately $20 million as determined by Wuxi Puxin Certified Public Accountants Co., Ltd., an independent third party, in its valuation report. With the proceeds from the private placement of approximately $20 million in August 2007, JSZF acquired four million tree seedlings from Guofeng growing on over 2,300 acres in De’an, China. The newly acquired inventory will remain on the land in De’an until JSZF sells the trees to its customers.

Note 14 - Convertible Preferred Shares, F-15

134. Please expand your disclosure here to describe all of the material terms of your preferred stock, including who has the rights to convert (i.e, the holder or the company), the conversion adjustment, and any redemption features.

The financial statements have been revised to describe the material terms of the preferred stock. Note 22 - Significant Concentrations, F -17

135. Please revise to disclose the total amount of revenue from sales to each customer that individually contributed to ten percent or more of your revenue. Refer to paragraph 39 of SFAS 131.

The financial statements have been revised to disclose significant customer concentrations.

Note 23 - Acquisition of Subsidiary. JSZF, F-17

136. Please provide a detailed discussion of how you accounted for the acquisition of JSZF and cite the specific authoritative literature you utilized to support your accounting treatment. Your revised footnote should provide the disclosures required by paragraphs 51-52 of SF AS 141.

The financial statements have been revised to include disclosures required under SFAS 141.

137. It appears that the summary of historical results for JSZF does not agree to the JSZF audited financial statements for the year ended December 31, 2007 as presented on F-22. Please revise or advise.

The financial statements have been revised.

Note 25 - Subsequent Events, F-18

138. Please revise to disclose (i) the issuance of Series C preferred stock in January 2008 and (ii) the acquisition of Jiangxi Guofeng Ecological Agricultural and Forestry Development Corporation in January 2008 as subsequent events.

The financial statements have been revised to disclose the issuance of Series C preferred stock in January 2008 and the January 2008 acquisition of Jiangxi Guofeng Ecological Agricultural and Forestry Development Corporation.

Jiangsu Sunshine Zoology and Forestry Development Co., Ltd, Financial Statements

General

139. We note that China Greenscape was incorporated on February 5, 2007 and entered into an agreement to acquire JSZF which was approved on June 27, 2007. Based on the terms of the transaction, it appears China Greenscape succeeded to the operations of JSZF, thus JSZF would be considered China Greenscape’s predecessor. Provided June 27, 2007 was also the date of consummation of this acquisition, the following financial statements would be required in your amended registration statement:

•	Audited statements of operations and cash flows of JSZF for the period from January 1, 2007 through June 26, 2007.
•	Audited financial statements of JSZF for the fiscal year ended December 31, 2006 (as are currently included in your registration statement).
•	Audited statements of operations and cash flows for JSZF for the fiscal year ended December 31, 2005 (if this period has not been audited previously, unaudited financial statements may be presented)

A complete set of footnotes should be provided for each of these periods. The pre-merger financial statements should be clearly labeled as predecessor financial statements. The financial statements can be presented with a line of demarcation between the financial statements of the predecessor (i.e. JSZF) and the successor (i.e. China Greenscape) or each entity's financial statements can be presented separately.

The registration statement has been amended to include the audited financial statement of JSZF as of and for the years ended December 31, 2005, 2006 and 2007 as well as for the audited statements of operations and cash flows for the period of January 1, 2007 through June 26, 2007.

Shine Media Acquisition Corp. Audited Financial Statements for the Year Ended December 31, 2007

Statement of Cash Flows, F-41

140. It appears that net loss for the period from June 24, 2005 (inception) to December 31, 2007 does not agree to the statement of operations on F-40. Please revise.

The Statement of Cash Flows has been adjusted.

Statement of Stockholders' Equity, F-43

141. We note that you reclassified a portion of the proceeds from the 900,000 units sold as the underwriter's over-allotment to "common stock subject to possible redemption." However, it appears that this reclassification should be presented as a decrease to additional paid in capital and an increase to liabilities. Please clarify or advise.

The reclassification has been corrected in the financial statements.

Shine Media Acquisition Corp. Unaudited Interim Financial Statements for the Three Months Ended March 31, 2008

Statement of Cash Flows, F-56

142. It appears that net loss for (i) the three months ended March 31, 2008 and (ii) the period from June 24, 2005 (inception) to March 31, 2008 do not agree to the statement of operations on F-54. Please revise.

Because the registration statement has been updated with the six month numbers, there has been no change to the three month numbers. The above comment has been considered in the preparation of the six month numbers.

Annexes

143. Please file finalized, and executed, copies of all exhibits and annexes. For example, but without limit. we note that the Maples & Calder legality opinion contains a "subject to review and amendment legend," is undated, and unsigned.

This opinion referenced in Annex A is to be delivered at closing of the acquisition of China Greenscape, if it occurs, and is therefore subject to change. This is not a required opinion in respect of the registration statement, but is a closing condition, subject to the normal issues that may arise over time and any last minute negotiations or adjustments to the closing conditions. Therefore, there is no response to be made to this comment other than it cannot be signed now. The same applies to various of the exhibits to the Securities Purchase Agreement which are closing conditions. If the comment is retained by the Staff, the company will elect to delete these items in future filings.

Annex I

144. The fairness opinion letter included in Annex I indicates that it "does not confer any rights on, and may not be relied upon by, any other person or entity, including without limitation the shareholders of Shine ..." Please advise us of the basis for this language and inclusion of the fairness opinion in your Form S-4. We refer you to the Current Issues and Rulemaking Projects Outline, November 2000, Section II.D.I (http://www.sec.govv/pdf/cfcr112k.pdf).

In response to the Staff’s comment, the Company has amended the language in the fairness opinion included in Annex I.

Form of Proxy

145. In connection with your second proposal you refer to voting against Proposal Number 1; however, it appears that the reference should be to Proposal Number 2. Also, we were unable to locate the box associated with the shareholders' exercise of conversion rights. Please revise or advise.

The proxy card has been revised to correct the number reference and add the box for checking.

Exhibits

146. Please file your legality and tax opinions with your next amendment. In this respect, please note that we review, and frequently comment upon, these documents.

These opinions have been filed as exhibits.

Exhibit 23.3 - Consent of UHY Vocation HK CPA Limited

147. The consent provided by UHY Vocation HK CPA Limited makes reference to China Greenscape financial statements for the period from January 1, 2008 to March 31, 2008 which do not appear to be presented in your registration statement. Please advise your independent accountant to revise their consent to refer to the audit report included in your filing.

The consents have been amended to reference only those statements included within the registration statement.

Signatures

148. Please ensure that any future amendments contain all of the signatures required by the Form and Instructions 1-3.

Green China Resources has verified that all the required signatures are included in the original filing and this amendment No. 1. Please be advised that there is only one officer and director of Green China Resources.

149. Also, we note references to your board of directors throughout your Form S-4, including references to your board approving and recommending certain items. Please clarify the members of your board for these purposes - particularly if the Shine Media board is different from the Green China Resources board as currently constituted.

The disclosure has been adjusted to clarify the members of the board of the respective companies.

Exchange Act Filings

150. Please revise your Exchange Act filings, as necessary, to comply with the above comments.

The Exchange Act filings have been corrected and refilled to reflect the above comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 9A - Controls and Procedures, page 40

151. We note your statement that "controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.

The Form 10-K for the year ended December 31, 2007 has been amended and refilled to reflect the above comments.

152. Please revise your filing to disclose whether there were any changes in internal control over financial reporting during the last fiscal quarter in accordance with Item 308(c) of Regulation S-K.

The Form 10-K for the year ended December 31, 2007 has been amended and refilled to reflect the above comments.

Management)s Report on Internal Control Over Financial Reporting, page 40

153. Pursuant to Item 308T of Regulation S-K, please revise to disclose the framework used by management to evaluate the effectiveness of internal control over financial reporting.

The Form 10-K for the year ended December 31, 2007 has been amended and re-filed to reflect the above comments.

Form 10.Q for the Fiscal Quarter Ended March 31, 2008

Exhibit 31 - Section 302 Certifications

154. We note that your Section 302 certification does not comply with the language required by Item 601(31) of Regulation S-K in the following respects:

•	The head note to paragraph 4 does not include a reference to internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)); and

•	Paragraph 4(b) as defined in Item 601(31) of Regulation S-K was not included Please revise your certification to address each of the matters noted above.

The Form 10-Q for the quarter ended March 31, 2008 has been amended and re-filed to reflect the above comments.

Form 8-K. filed May 13, 2008

155. Please provide the staff copies of any transcripts, etc. of the presentations referred to in your Form 8-K. In addition, please reconcile the disclosures contained in Exhibit 99.1.1 to your Form S-4. Finally, please provide us with additional information about the nature of these presentations. including their purpose, participants, dates, and the potential legal implications of these meetings. We may have further comment.

In consultation with the Staff, the company has taken action to file an amendment to the Form 8-K filed May 13, 2008, in which it has changed the filing of the slide presentation to be under Item 8, and appropriately check the cover boxes to indicate that the amended 8-K was being filed pursuant to Rule 425 of the Securities Act and Rule 14a-12 of the Exchange Act. In connection with the latter, additional disclosure has been added to the amended 8-K to comply with Rule 14a-12. A risk factor has been added to the prospectus concerning the disclosure of information about China Greenscape that was not “file” for liability purposes under the Federal securities acts.

The company used the original slide presentation in discussions with certain of the larger shareholders of Shine Media, to acquaint them further with the proposed transaction. The meetings were held with accredited investors, most of which were one on one meetings. The meetings were conducted by either Mr. David Chen or Mr. Richard Chang, directors of the company. The meetings were held during the weeks of May 12 - 16 and May 19 - 23, 2008. No use of the slide show has been made by the company directors or management since May 23, 2008.

The company intends to update the slide presentation and re-file it in the future so that it may be used in the future.

156. Please address how these materials fit within rule 425(a) which states that "all written communications made in reliance on [rule] 165 are prospectuses that must be filed ...” In this respect we note your statement that you are providing this information pursuant to Regulation FD and that the information is not "filed."

See response to comment 155.

157. Please clarify if the company deems the slide show included as Exhibit 99.1.1 to be a solicitation under Rule 14a-l(l) and state the legal reasoning behind your conclusion. If the company is relying on Rule 14a-12 for this communication then please analyze how the communication complied with the applicable rules -including "a description of their direct or indirect interests."

See response to comment 155.

Other

158. On page 49 of your Form S-4 you indicate that your board held its first meeting to discuss "the search process and the methods and criteria to be used in finding and assessing suitable target candidates" on January 12, 2007. Your disclosure also indicates that your underwriters exercised their over-allotment option on January 25, 2007. It does not appear that the company filed a post-effective amendment to disclose this meeting or the items considered at this meeting. Please advise us of all the items considered at the meeting, advise us why the company did not update its Form S-1 as a result of the meeting, and analyze the legal implications to the company under the federal securities laws.

The disclosure in the prospectus indicates the subject matter of the meeting. There are no additional records that indicate other items discussed at the meeting. It is the company position and understanding of the law that the over-allotment option was exercised only to cover a syndicate short position created in the offering. The company has been informed by Merriman Curhan Ford (“Merriman”), the underwriter for the offering, that the offering was completed at 11:00 AM on December 21, 2006, and that the over-allotment was used solely to cover syndicate short positions. Therefore, any action by the board of directors of the company taken after the date of December 21, 2006 date did not have to be updated into a prospectus supplement because all the securities had been sold and the necessary confirmations and prospectus had been delivered.

Sincerely, /s/ Andrew D. Hudders Andrew D. Hudders